Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna announces share repurchase program

Vancouver, April 28, 2022 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) ("Fortuna" or the "Company") announced today the acceptance by the Toronto Stock Exchange (the "TSX") of Fortuna's notice to commence a normal course issuer bid (the "NCIB") to purchase up to five percent of its outstanding common shares.

Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems, commencing on May 2, 2022 and expiring on the earlier of May 1, 2023 and the date on which Fortuna has acquired the maximum number of common shares allowable under the NCIB or the date on which Fortuna otherwise decides not to make any further repurchases under the NCIB.

Fortuna believes that from time to time, its common shares trade at market prices that may not adequately reflect their underlying value. As a result, depending upon future price movements and other factors, the Board of Directors of Fortuna believes that the purchase of the Shares would be an appropriate use of corporate funds. Pursuant to the NCIB, Fortuna is permitted to repurchase up to 14,608,820 common shares, being five percent of its outstanding 292,176,418 common shares as at April 27, 2022. Common shares purchased under the NCIB will be cancelled.

The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Fortuna based on a number of factors, including Fortuna's financial performance and flexibility in the context of its financial guardrails, the availability of discretionary cash flow and capital funding requirements.

The NCIB will be effected in accordance with the TSX's normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Fortuna's common shares on the applicable exchange. Subject to exceptions for block purchases, Fortuna will limit daily purchases of common shares on the TSX in connection with the NCIB to no more than 25 percent (276,196 common shares) of the six-month average daily trading volume of the common shares on the TSX (1,104,784 common shares) during any trading day.

Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted under applicable securities laws, including private agreements. Any purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any such exemption order.

A copy of Fortuna's notice filed with the TSX may be obtained by any shareholder without charge, by contacting the Company's Investor Relations representative.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements relating to Fortuna's intention in respect of NCIB purchases and the timing, methods and quantity of any purchases of common shares under the NCIB. These forward-looking statements are based on certain assumptions that Fortuna has made in respect thereof as at the date of this news release, including: prevailing commodity prices, margins and exchange rates, that Fortuna's businesses will continue to achieve sustainable financial results and that future results of operations will be consistent with past performance and management expectations in relation thereto, the availability of cash for repurchases of common shares under the NCIB, and compliance with applicable laws and regulations pertaining to an NCIB. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases of incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’ business operations and financial condition; the risks associated with the completion of the business combination with Roxgold, including the ability of the Company to successfully consolidate functions, integrate operations, procedures and personnel; changes in prices for gold, silver and other metals; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; the ability of the current exploration programs to identify and or expand mineral resources; operational risks in exploration and development; delays or changes in plans with respect to exploration or development projects including the construction of the mine at the Séguéla Project; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; fluctuations in currencies and exchange rates; the imposition of capital control in countries in which the Company operates; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.